Exhibit 35.1

CERTIFICATE OF COMPLIANCE

The undersigned hereby certifies that she is the duly elected and acting Vice President and Treasurer of CenterPoint Energy Houston Electric, LLC as servicer (the “Servicer”) under the Transition Property Servicing Agreement dated as of January 19, 2012 (the “Servicing Agreement”) between the Servicer and CenterPoint Energy Transition Bond Company IV, LLC (the “Issuer”) and further that:

1.

A review of the activities of the Servicer and of its performance under the Servicing Agreement during the twelve months ended December 31, 2018 has been made under the supervision of the undersigned pursuant to Section 3.03 of the Servicing Agreement; and

2.

To the best of the undersigned’s knowledge, based on such review, the Servicer has fulfilled all of its obligations in all material respects under the Servicing Agreement throughout the twelve months ended December 31, 2018, except as set forth on Annex A hereto.

Executed as of this 25th day of March, 2019.
CenterPoint Energy Houston Electric, LLC, as servicer

	By:	/s/ Carla Anita Kneipp
	Name:	Carla Anita Kneipp
	Title:	Vice President and Treasurer

ANNEX A

to Certificate of Compliance

LIST OF SERVICER DEFAULTS

The following Servicer Defaults, or events which with the giving of notice, the lapse of time, or both, would become Servicer Defaults known to the undersigned occurred during the year ended December 31, 2018:

Nature of Default	Status
In connection with its November 15, 2018 Calculation Date statement, the Servicer failed to remit the Calculation Date statement to the Public Utility Commission of Texas (the “PUCT”) due to inadvertent error. However, the Calculation Date statement was timely remitted to the Trustee and each rating agency for such series of transition bonds.	The Servicer remitted the Calculation Date statement to the PUCT, which cured the default, on January 2, 2019.